Exhibit 99.1

DiDi to Hold Extraordinary General Meeting on May 23, 2022

BEIJING, April 16, 2022 –  DiDi Global Inc. (“DiDi” or the “Company”) (NYSE: DIDI) today announced that it will hold an extraordinary general meeting of shareholders (the “EGM”) at No. 1 Block B, Shangdong Digital Valley, No. 8 Dongbeiwang West Road, Haidian District, Beijing, China on May 23, 2022 at 7:00 p.m., Beijing Time, or 7:00 a.m. Eastern Time.

The Company is in full cooperation with the cybersecurity review in China. After prudent consideration by the board of directors of the Company (the “Board”), the Board has authorized the Company to organize a shareholders meeting to vote on the voluntary delisting of the Company’s American Depositary Shares (the “ADSs”) from the New York Stock Exchange (the “Delisting”) as soon as practicable, and that in order to better cooperate with the cybersecurity review and rectification measures, the Company will not apply for listing of its shares on any other stock exchange before completion of the Delisting.

The beneficial owners of Class B ordinary shares of the Company have informed the Company that they will vote on a one vote per share basis at the EGM, same as holders of Class A ordinary shares.

The Board has fixed the close of business on April 28, 2022, Eastern Time, as the record date (the “Record Date”) for determining the shareholders entitled to receive notice and to attend and vote at the EGM or any adjourned or postponed meeting thereof pursuant to the memorandum and articles of association of the Company currently in effect. Holders of record of the Company’s Class A ordinary shares or Class B ordinary shares at the close of business on the Record Date are entitled to notice of, to attend and vote at, the EGM or any adjournment or postponement thereof. Holders of the Company’s ADSs who wish to exercise their voting rights for the underlying Class A ordinary shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas. The notice of the EGM, which sets forth the resolution to be submitted to shareholder approval at the meeting, is available on the Company’s website at http://ir.didiglobal.com.

The Board/Company will continue to explore appropriate measures in the interest of the Company and its shareholders, including exploring potential listing on another internationally recognized exchange, subject to compliance with applicable rules, regulations, policies and guidance.

After the Delisting is completed, whether the Company's ADSs and/or ordinary shares may trade on OTC Pink Sheets will depend on shareholders’ and independent third-parties’ actions, without the Company's involvement.

About DiDi Global Inc.

DiDi Global Inc. (NYSE: DIDI) is the world’s leading mobility technology platform. It offers a wide range of app-based services across Asia Pacific, Latin America and other global markets, including ride hailing, taxi hailing, chauffeur, hitch and other forms of shared mobility as well as auto solutions, food delivery, intra-city freight and financial services.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For investor inquiries, please contact:

DiDi Global Inc.

Tianyi Wang
Email: ir@didiglobal.com

For media inquiries, please contact:

DiDi Global Inc.

Global Communications Team
Email: globalpr@didiglobal.com

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